SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 11-K

      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


       For the Fiscal Year Ended:    Commission File Number
            September 30, 2001             0-20984


  Transition  Report  pursuant to Section 15(d) of the Securities
              Exchange Act of 1934 for the transition
                 period from ________ to ________.

             HAHN AUTOMOTIVE WAREHOUSE, INC. 401(k) PLAN

                  HAHN AUTOMOTIVE WAREHOUSE, INC.
        (Exact name of Registrant as specified in its Charter)

       New York                           16-0467030
 (State of Incorporation)    (I.R.S. Employer Identification No.)

               415 West Main Street, Rochester, New York
                              14608
                 (Address of Principal Executive Offices)
                           (Zip Code)


Registrant's telephone number, including area code: 716)235-1595.


<PAGE 1>

Hahn Automotive Warehouse, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
September 30, 2000 and 1999

Hahn Automotive Warehouse, Inc.401 (k) Plan
Index to Financial Statements and Schedules





Report of Independent Accountants


Financial Statements:

Statements of Net Assets Available for Benefits as of September 30, 2000 and 1999

Statement of Changes in Net Assets Available for
Benefits for the Year Ended September 30, 2000

Notes to Financial Statements


Supplemental Schedules:*

Schedule I  - Schedule of Assets Held for Investment
Purposes at End of Year

Schedule II - Schedule of Non-Exempt Transactions

*Other Schedules required by Section 2520.103-10 of the Department of Labor's Rules and regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                Report of Independent Accountants


To the Participants and Plan Administrator of the Hahn Automotive Warehouse, Inc. 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan (the "Plan") at September 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of
America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and schedule of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Rochester, New York
March 16, 2001

Hahn Automotive Warehouse, Inc. 401 (k) Plan
Statement of Net Assets Available for Benefits

                                            September 30,
                                           2000      1999

             Assets
Investments, at fair value (note 4) $  6,648,420    $ 5,521,914
       Total Investments               6,648,420      5,521,914

Cash                                      32,458         -

Receivables:
 Employer contribution                    95,024         77,067
 Participant contributions                78,633         96,471
 Interest income                           6,358          5,555
       Total receivables                 180,015        179,093

       Total assets                    6,860,893      5,701,007

              Liabilities

Accounts payable                               -         41,590

       Total liabilities                       -         41,590

Net assets available for benefits   $  6,860,893   $  5,659,417


The accompanying notes are an integral part of these financial statements.


Hahn Automotive Warehouse, Inc. 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits


                                                         Year Ended
                                                       September 30,
                                                           2000
Additions to net assets attributed to:
 Investment income -
   Net appreciation in fair value of investments   $     726,337
   Dividends and interest                                301,657
                                                       1,027,994

 Contributions -
  Employer                                               101,147
  Participant                                            639,687
  Rollover                                                24,574
                                                         765,408

       Total additions                                  1,793,402

Deduction from net assets attributed to:
 Benefits paid to participants                            540,726
 Administrative expenses                                   51,200

       Total deductions                                   591,926

Net increase for year                                   1,201,476

Net assets available for benefits:
 Beginning of year                                      5,659,417
 End of year                                      $     6,860,893

The accompanying notes are an integral part of these financial statements.



Hahn Automotive Warehouse, Inc 401 (k) Plan
Notes to Financial Statements
Years Ended September 30, 2000 and 1999

1.Description of Plan

  The following brief description of the Hahn Automotive
  Warehouse, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan covering all eligible employees of Hahn Automotive Warehouse, Inc. and its subsidiaries (the "Company"). Eligible employees include all employees of the Company and related entities, greater than twenty-one years of age and who have completed 1,000 hours of service within any 12-month period. See Note 7 with respect to the Autoworks, Inc. ("Autoworks").

  Trustee and Recordkeeper

  The assets of the Plan are held by Manufacturers & Traders
  Trust Company ("M&T" or the "Trustee"), as trustee.  Effective
  October 1, 1999, EPIC Advisors, Inc. replaced Burke Group as recordkeeper of the Plan.

  Contributions

  The Plan allows participants to voluntary contribute an aggregate amount up to 15% of their compensation. The Company will match 15% of a participant's contribution not to exceed 15% of the participant's annual compensation. Additional amounts may be contributed by the Company at the discretion of the Company's Board of Directors. No discretionary contributions have been made for 2000 or 1999. Participants direct the investment of their contributions and the Company's matching and discretionary contributions into various investment options offered by the Plan. The Plan currently offers eleven options, which are described in Note 3.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocation of Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company matching and discretionary contributions vest as follows:

     20% vested after three years of service
     40% vested after four years of service
     60% vested after five years of service
     80% vested after six years of service
    100% vested after seven years of service

  Payment of Benefits

  Upon termination of service due to death, disability or retirement, participants receive their distribution in a single lump-sum check.

  Forfeited Accounts

  Unvested balances of participants terminating their employment will be forfeited immediately upon payment of the vested balance to the participant. Forfeitures are used to pay administrative expenses and reduce employer contributions. At September 30, 2000, forfeited nonvested accounts totaled $8,677, which will be used to reduce employer contributions.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the accounts of all participants will become vested. After payment of expenses incurred by the Plan, the asset will be distributed to participants, former participants, and beneficiaries in proportion to their respective account balances.

2.Significant Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits and changes therein. Actual results could differ from those estimates.

  Risks and Uncertainties

  Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  Valuation of Investments

  The Plan invests in common stock, mutual funds, and a collective investment trust. The common stock and mutual funds are presented at fair value based on quoted market prices at the Plan's year end. The investment in the collective investment trust is stated at estimated fair value, which has been determined based on the unit value of the fund at the Plan's year end.

  Net Appreciation (Depreciation) in Fair Value of Investments

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Administrative Expenses

  All administrative expenses are paid by the Plan.

  Payment of Benefits

  Benefit payments to participants are recorded upon distribution.

  Reclassifications

  Certain prior year amounts have been reclassified to conform with the current year presentation.

3.Investment Options

  Participants may direct their account balance in one percent increments to be invested in any of the following eleven investment options (objective according to respective prospectus):

    Vision Money Market Fund - This fund invests primarily in short-term funds such as commercial paper, negotiable certificates of deposit, and treasury bills.

    LaSalle Income Plus Fund - This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed income investments.

    Pimco Total Return Fund - This fund invests in investment grade debt obligations, obligations issued or guaranteed by the U.S. Government, and money market instruments offering high current income and principal stability.

    Vanguard Balanced Index Fund - This fund invests in a diversified portfolio of equities, fixed income investments, and cash equivalents offering income and long-term growth of capital and income.

    Berger Omni Small Cap Value Index Fund - This fund is a diversified portfolio that invests in equity of companies that the advisor believes offers the potential for significant capital appreciation.

    Hahn Stock Fund - This fund allows employees to invest in the Company's common stock. The number of shares held at September 30, 2000 and 1999 was 53,134 and 17,705, respectively.

    Vanguard Index Trust 500 Portfolio - This fund invests in the common stock of domestic companies with significant market capitalization.

    Vanguard Value Index Fund - This fund is a value-oriented growth and income fund that invests in large and medium-sized companies whose stocks are considered to be undervalued by the Fund's advisors and out of favor with investors.

    MAS Mid Cap Growth Fund - This fund invests primarily in common stocks of smaller and medium-size companies which the advisor believes will offer long-term growth potential.

    Oakmark Fund - This fund invests primarily in equity securities which the advisor believes will offer long-term capital appreciation.

    Janus Overseas Fund - This fund invests primarily in common stocks of foreign issuers which the advisor believes will offer long-term growth of capital.

4.Investments

   The following presents investments that represent 5% or more of the Plan's net assets.


                                               September 30,
                                         2000               1999
LaSalle Income Plus Fund          $     658,992         $   664,324
Pimco Total Return Fund                 452,626             451,779
Vanguard Balanced Index Fund          1,236,124           1,141,180
Vanguard Index Trust 500 Portfolio      914,964             775,418
MAS Mid Cap Growth Fund               1,065,453             571,917
Berger Omni Small Cap Vaule Index     1,470,797           1,193,132
Janus Overseas Fund                     446,133             240,557

   During the year ended September 30, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $726,337 as follows:




Mutual Funds                                   $  753,560

Common Stock                                      (27,223)

                                              $   726,337



5. Federal Income Taxes

   The Company has received a determination letter from the Internal Revenue Service ("IRS") stating that the Plan, as amended through August 4, 1998, constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

   In the Fall of 2000, the Company received notification from the IRS that in plan years ended September 30, 1999 and 1998 certain individuals were allegedly improperly omitted from participation in the Plan. Following review, the Company has identified certain individuals who will be entitled to receive a contribution from the Company for those plan years. The Company is proceeding to effectuate the contributions and will report the results to the IRS. No amounts have been recorded in the financial statements for the plan year ended
   September 30, 2000.


6. Party-in-Interest Transactions

   Certain employee and employer contributions are invested in the Company's common stock. For the years ended September 30, 2000 and 1999, these contributions totaled $35,969 and $45,268, respectively. Additionally, Plan assets consist of certain investments managed by M&T Investment Group which is a subsidiary of M&T, the Trustee. Therefore, these transactions qualify as party-in-interest.

7. Autoworks

   On July 24, 1997, the Company's retail subsidiary, Autoworks, filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Western District of New York (the "Court"). By December 31, 1997, upon completion of store closings and the closing of Autoworks' distribution center, all Autoworks' employees had been terminated which, given the ratio of Autoworks' employees to the total number of Company employees, resulted in the execution of a partial plan termination and the immediate vesting of all account balances of Autoworks' employees, which amounted to approximately $1.2 million. A majority of these balances were distributed during the Plan year ended September 30, 1998 upon request of the individual participants. The Autoworks plan of reorganization was approved and confirmed pursuant to a Court Order dated November 18, 1999. The remaining assets of Autoworks have been transferred to a Creditor Trust to be administered under a Creditor's Trust Agreement dated November 18, 1999.

8. Nonexempt Transactions

   During the year ended September 30, 2000, the Company failed to timely deposit participant contributions in the aggregate amount of $20,889 into the Trust. Under Department of Labor regulations, a failure to deposit participant contributions on a timely basis constitutes a nonexempt transaction. The Company has filed Form 5330 and paid excise taxes related to these nonexempt transactions. The Company has determined the lost earnings to participant accounts in the amount of $1,037. Participant accounts will be credited for these lost earnings in Plan year 2001. The Company has implemented necessary actions to ensure that future participant contributions are deposited on a timely basis.


   Hahn Automotive Warehouse, Inc. 401 (k) Plan
   Schedule of Assets Held for Investment Purposes at End of Year
   September 30, 2000
   Schedule I



Description of Investments                      Cost     Market Value

Collective Investment Trust:
 LaSalle Income Plus Fund                       <2>   $   658,992

Common Stock
 Hahn Automotive Warehouse, Inc. <1>            <2>        43,171

Mutual Funds:
 Vision Money Market Fund                       <2>        67,895
 Pimco Total Return Fund                        <2>       452,626
 Vanguard Balanced Index Fund                   <2>     1,236,124
 Oakmark Fund                                   <2>        75,116
 Vanguard Value Index Fund                      <2>       217,149
 Vanguard Index Trust 500 Portfolio             <2>       914,964
 MAS Mid Cap Growth Fund                        <2>     1,065,453
 Berger Omni Small Cap Value Index              <2>     1,470,797
 Janus Overseas Fund                            <2>       446,133

                                                      $ 6,648,420




<1>Party-in-interest.
<2>Cost information is omitted for participant directed
investments.

Hahn Automotive Warehouse, Inc. 401 (k) Plan
Schedule of Non-Exempt Transactions
Year Ended September 30, 2000
Schedule II



Identity of     Relationship     Description of       Purchase   Selling
Parties            to Plan        Tranactions           Price     Price
Involved
[S]                                                     [C]        [C]
Hahn Automotive  Participating  Late Participant<1>    $ 20,889   $   -
Warehouse, Inc.   Employer        Contribution
                                   April 2000





                               Current    Net
                                Value     Gain
Lease     Expenses     Cost      of        or
Rental    Incurred   of Asset   Asset     Loss

N/A       $    -     $     -   $20,889  $    -


<1> The Company has filed Form 5330 and paid excise taxes
relating to late remittances. The Company has also calculated lost earnings and is in the process of adjusting participant accounts.

               Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-81854) of Hahn Automotive Warehouse, Inc. of our report dated March 16, 2001 relating to the financial statements of Hahn Automotive Warehouse, Inc. 401(k) Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

Rochester, New York
March 28, 2001